Exhibit (m)(iii)(B)
DIREXION FUNDS
C CLASS
DISTRIBUTION PLAN
SCHEDULE A
     The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Funds C Class Distribution Plan shall be as follows:

Commodity Trends Strategy Fund	Currency Trends Strategy Fund
Direxion Long/Short Global IPO Fund	Direxion/Wilshire Dynamic Fund
     Up to 1.00% of the average daily net assets
August 17, 2011